Exhibit 99.1

ASX Release

SYDNEY, 29 July 2016, ASX: MKB

MOKO QUARTERLY UPDATE

Highlights

•     Cash burn significantly reduced

•    Expected to improve next year

MOKO Social Media Limited (MOKO) today lodged its quarterly results for the period ending 30 June 2016.

Net operating cashflows for the year improved from $(18.2) million in 2015 to $(14.3) million in 2016.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Net operating cashflow for the quarter of ($4.0m) included one-off costs associated with the steps taken to reduce the cash burn as well as a reduction in creditors relating to the prior quarter.

Financing cashflows for the quarter included net proceeds from the pro-rata entitlement issue completed in April 2016 and repayment of unsecured short-term borrowings utilised in the prior quarter.

Moko CEO Mr Shripal Shah said the improvement resulted from significant reductions in staff, office space and other operating overheads.

“While some costs associated with these actions will continue into the next quarter, the company has aligned its cash burn to make it more appropriate for its current and next stage of product development,” he said.

“Moko’s decision to re-align its product portfolio and focus on the REC*IT suite targeting the US student market is well under way.”

"I encourage shareholders to review recent announcements on our achievements and the development of REC*IT Plus. This new app will enable MOKO to expand and entrench its market-leading position in recreation centre management and sports administration"

For more information contact Vaughan Partners

Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au

Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the US, granting exclusive access to deliver its award--winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1200 US colleges, representing approximately 50% of the US college population, and more than 3,500 US high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward--Looking Statements

This press release contains information that may constitute forward--looking statements and uses forward--looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward--looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward--looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward--looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward--looking information in the future. Therefore, this forward--looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward--looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

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